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                                                               File No. 70-_____
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form U-1


                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.
COLUMBIA GAS SYSTEM SERVICE CORPORATION
COLUMBIA LNG CORPORATION
COLUMBIA ATLANTIC TRADING CORPORATION
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

TRISTAR VENTURES CORPORATION
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION
TRISTAR PEDRICK GENERAL CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION
TRISTAR GEORGETOWN GENERAL CORPORATION
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION
TVC NINE CORPORATION
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.
205 Van Buren
Herndon, VA 22070

COLUMBIA NATURAL RESOURCES, INC
900 Pennsylvania Avenue
Charleston, WV  25302

COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA SERVICE PARTNERS, INC.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317

COLUMBIA GULF TRANSMISSION COMPANY
COLUMBIA GAS TRANSMISSION CORPORATION
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

COLUMBIA NETWORK SERVICES CORPORATION
1600 Dublin Road
Columbus, OH 43215-1082

COMMONWEALTH PROPANE, INC.
COLUMBIA PROPANE CORPORATION
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA GAS OF OHIO, INC.
COLUMBIA GAS OF MARYLAND, INC.
COLUMBIA GAS OF PENNSYLVANIA, INC.
COMMONWEALTH GAS SERVICES, INC.
200 Civic Center Drive
Columbus, OH 43215

--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
 (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)
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Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer
Columbia Natural Resources, Inc.
900 Pennsylvania Avenue
Charleston, WV  25302

D. DETAR, Treasurer
TriStar Ventures Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren
Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

J. W. TROST, Vice President
Columbia Gas System Service Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458

S. M. NORDIN, Treasurer
Commonwealth Propane, Inc.
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

D. L. GELBAUGH, Vice President
Columbia Gas of Ohio, Inc.
Columbia Gas of Kentucky, Inc.
Commonwealth Gas Services, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Maryland, Inc.
200 Civic Center Drive
Columbus, OH 43215

N. C. Zola, Treasurer
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue,. S. E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services
1600 Dublin Road
Columbus, OH 43215-1082

ROBERT GUSTAFSON, Controller
Columbia Energy Services Corporation
Columbia Energy Marketing Corporation
Columbia Service Partners, Inc.
121 Hill Pointe Drive
Suite 100
Canonsburg, PA 15317
--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                 (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

                 The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 ("the Act"), and the following wholly-owned subsidiary companies, are Joint Applicants-Declarants:

Distribution Subsidiaries -
  Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania")
  Columbia Gas of Ohio, Inc. ("Columbia Ohio")
  Columbia Gas of Maryland, Inc. ("Columbia Maryland")
  Columbia Gas of Kentucky, Inc. ("Columbia Kentucky")
  Commonwealth Gas Services, Inc. ("Commonwealth Services")

Transmission Subsidiaries -
  Columbia Gas Transmission Corporation ("Columbia Transmission")
  Columbia Gulf Transmission Company ("Columbia Gulf")

Exploration and Production Subsidiary -
  Columbia Natural Resources, Inc. ("Columbia Natural")

Other Subsidiaries -
  Columbia Energy Services Corporation ("Energy Services")
  Columbia Energy Marketing Corporation ("Energy Marketing")
  Columbia Service Partners, Inc. ("Service Partners")
  Columbia Gas System Service Corporation ("Service")
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  Columbia Propane Corporation ("Columbia Propane")
  Commonwealth Propane, Inc. ("Commonwealth Propane")
  TriStar Ventures Corporation ("TriStar Ventures")
  TriStar Pedrick Limited Corporation ("Pedrick Limited")
  TriStar Pedrick General Corporation ("Pedrick General")
  TriStar Binghamton Limited Corporation ("Binghamton Limited") TriStar Binghamton General Corporation ("Binghamton General") TriStar Vineland Limited Corporation ("Vineland Limited")
  TriStar Vineland General Corporation ("Vineland General")
  TriStar Rumford Limited Corporation ("Rumford Limited")
  TriStar Georgetown Limited Corporation ("Georgetown Limited") TriStar Georgetown General Corporation ("Georgetown General") TriStar Fuel Cells Corporation ("Fuel Cells")
  TVC Nine Corporation ("TVC Nine")
  TVC Ten Corporation ("TVC Ten")
  TriStar System, Inc. ("TriStar System")
  TriStar Capital Corporation ("TriStar Capital")
  Columbia Atlantic Trading Corporation ("Columbia Atlantic") Columbia LNG Corporation ("Columbia LNG")
  Columbia Network Services Corporation ("Columbia Network Services")

         The foregoing named subsidiaries are principally engaged in one or more phases of the natural gas business or a related energy business. Columbia Pennsylvania, Columbia Ohio, Columbia Maryland, Columbia Kentucky and Commonwealth Services comprise the "Utility
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Subsidiaries".  All subsidiary companies excluding the Utility Subsidiaries comprise the "Nonutility Subsidiaries". All subsidiary companies listed above are hereinafter referred to collectively as "the Subsidiaries." Columbia and the Subsidiaries are sometimes hereinafter collectively referred to as the "System".

         The System is seeking, as more fully described hereinafter, Commission authorization for:

         I. External financing by The Columbia Gas System, Inc., including requests for A) short-term financing in the form of borrowings under a revolving credit agreement, commercial paper and bid notes, B) long-term financing, C) authorization to hedge the interest risk associated with existing and to be issued fixed and floating rate debt from time to time, D) equity financing, and E) other securities.

         II. Intrasystem financing of Subsidiaries, including A) long-term debt, B) short-term debt (including continuation of the Money Pool), C) guarantees, D) paying dividends to the extent permitted by Delaware law from additional capital surplus, which arose from a reverse stock split, for certain subsidiaries incorporated in Delaware, and E) reincorporation of Columbia Natural in Delaware.

         III. External financing by nonutility subsidiaries and the formation of financing entities. It is Columbia's belief that precedent was established for all authorizations requested herein by order of the Commission In Re Consolidated Natural Gas Company, HCAR No. 26500 (March 28, 1996).

         IV. Financing for Exempt Wholesale Generators (EWGs) and Foreign Utility Companys (FUCOs). Columbia requests Commission authorization to finance the acquisition of EWGs and FUCOs in compliance with the standards set forth in Holding Company Act Rule 53. It is Columbia's belief that precedent was established for the authorization requested herein by order of the Commission In Re TriStar Ventures Corporation HCAR No. 35-29209.

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I.       EXTERNAL FINANCING

         Columbia currently obtains funds externally through short-term debt financing under the $1 billion Credit Agreement dated as of November 28, 1995, between Columbia and a group of banks with Citibank, N.A. as Agent (the "Credit Facility"). The Credit Facility was authorized pursuant to the Order of the Commission dated August 25, 1995 (HCAR No. 26361; 70-8627).

          Columbia is herewith requesting authorization to issue from time to time prior to December 31, 2001, long-term securities aggregating not more than $5 billion and short-term debt aggregating no more than $1 billion outstanding
at any one time.   The securities that can be issued are any combination of
debentures (which may be in the form of medium term notes), common stock, preferred stock, or other equity and debt securities as the case may be. Such securities may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public
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distributions can be pursuant to private negotiation with underwriters, dealers or agents, or effected through competitive bidding among underwriters. In addition, such securities may be issued and sold through private placements or other non-public offerings to one or more persons or distribution by dividend or otherwise to existing shareholders. All such debentures and stock sales will be at rates or prices and under conditions negotiated, or based upon, or otherwise determined by, competitive capital markets.

         Previously, Columbia registered $1 billion dollars of securities under a shelf registration statement filed pursuant to the Securities Act of 1933 (the "Securities Act"). That became effective under the Commission's order dated March 11, 1996. In March 1996, Columbia issued and sold $247,250,000 of common stock pursuant to the shelf registration. Such issuance and sale were authorized under the Act pursuant to the Orders of the Commission dated August 25, 1995 (HCAR No. 26361; 70-8627) and March 15, 1996 (HCAR No. 26494;
70-8627). The shelf registration statement remains effective for the issue of up to $752,750,000 of additional securities subject to the approval of the Commission on an offering-by-offering basis.

Parameters for Authorization

         The Application makes requests for authority, without any additional prior Commission approvals, to engage in future financing transactions for which the specific terms and conditions are not at this time known. Accordingly, it is appropriate that certain conditions concerning the financial status of Columbia exist at the time of engaging in such activities. The general conditions for doing such financing activities without further prior approval are given directly below.

         1.   Columbia Debt of Investment Grade and Maintenance of Equity Ratio

                 Columbia would be authorized to engage in the long-term financing activities described herein as long as: (i) its long-term debt rating is of investment grade as established by a nationally recognized statistical rating organization as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934 (the "Exchange Act"), and (ii) its common equity (as reflected in its most recent Form 10-K or Form 10-Q, as the case may be) does not fall below 30% of its consolidated capitalization. The issuance of any long-term debt financing would occur over such a period of time and in a combination with equity such that it would not cause Columbia's common equity to fall below 30% of consolidated capitalization.

         2.   Effective Cost of Money on Borrowings
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                 The effective cost of money on debt borrowings occurring
pursuant to the authorizations granted under the application will not exceed 300 basis points over comparable term U.S. Treasury securities.

         3.   Effective Cost of Money on Other Approved Securities

                 The effective cost of money on preferred stock and other fixed income oriented securities will not exceed 500 basis points over 30-year term U.S. Treasury securities.

         4.   Maturity of Debt

                 The maturity of indebtedness will not exceed 50 years.
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5.   Issuance Expenses

                 The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

         6.   Aggregate Dollar Limit

                 The aggregate amount of external, long-term debt and equity financing issued by Columbia during the approximate five-year period will not exceed $5 billion of long-term debt and equity financing or more than $1 billion of short-term borrowings outstanding at any one time.

         The proceeds from the sale of securities by Columbia in external financing transactions will be added to Columbia's treasury and used for general and corporate purposes including (i) the financing, in part, capital expenditures of Columbia and its Subsidiaries, (ii) the financing (in the case of short-term debt) gas storage inventories, other working capital requirements and capital spending of the System, and/or (iii) the acquiration, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule.

         On June 20, 1995, the Commission issued HCAR No. 26313 in which it published and solicited public comments on a proposed Rule 58 under the Act. This proposed rule would permit registered holding companies and their subsidiaries to acquire securities of companies engaged in specified nonutility activities without prior Commission approval. Accordingly, the proceeds of the financings proposed in this proceeding could also be used for these additional purposes to the extent provided for by the proposed Rule 58. To the
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extent the use of financing proceeds requested in the application are not covered under the proposed Rule 58, Columbia would seek Commission approval.

         The authorizations requested herein to engage in external or intrasystem financing without additional Commission approval do not apply in the case of any financing (other than through the use of internally generated funds and / or consolidated retained earnings) for the purpose of investing in either an EWG or a FUCO as defined in Sections 32 and 33 of the Act, respectively unless, such investment is in compliance with Rule 53 and Rule 54 (as described below).

A.  SHORT-TERM FINANCING

         To provide financing for general, corporate purposes, including financing gas storage inventories, other working capital requirements and construction spending until long-term financing can be obtained, Columbia requests authorization to have outstanding at any one time through December 31, 2001, up to $1 billion of short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper, the sale of bid notes (as described below) and other forms of short-term financing generally available to borrowers with investment grade credit ratings.

         In order to consolidate all orders authorizing financings under one file, Columbia requests that the authorization for the Credit Facility (Order dated August 25, 1995, HCAR No-26361 be withdrawn and superseded by the order
of the Commission sought herein.   Columbia further requests authorization to
amend the Credit Facility without further Commission authorization provided that the maturity date does
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not go beyond December 31, 2001, and the principal amount and borrowing margins do not increase.

         1.  Commercial Paper

         Commercial paper would be sold, from time to time, in established domestic or European commercial paper markets to dealers at the prevailing discount rate per annum, or at the prevailing coupon rate per annum, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Columbia will re-offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, to individual investors. It is anticipated that Columbia's commercial paper will be re-offered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

         Backup bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. The Credit Facility will serve as backup for Columbia's commercial paper program, thus negating the need for additional lines of credit.

         2. Bid Notes Agreements

         Columbia requests approval to enter into individual agreements ("Bid Note Agreements") with one or more commercial banks which are lenders under the Credit Facility. The Bid Note Agreements would permit Columbia to negotiate with one or more banks ("Bid Note Lender[s]") on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes ("Bid Notes") directly from
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Columbia.  Such notes would bear interest rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms requested in this Application. The maturity of the Bid Notes would not exceed 270 days, and the total amount of Bid Notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application, would not exceed the
total amount of short-term debt for which authorization is requested.   A form
of the proposed Bid Note is attached hereto as Exhibit A-5; however, the exact form of the security will be negotiated separately with each of the Bid Note Lenders.

         3.  Other Securities

         Columbia may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, bank borrowings and medium-term notes issued under the Indenture dated as of November 28, 1995, between Columbia and Marine Midland Bank, Trustee, as amended (the "Indenture"). The Indenture provides that the specific terms of any securities issued be set by resolution of Columbia's Board of Directors. The Indenture was approved under the Act pursuant to the Order of the Commission dated August 25, 1995 (HCAR No. 26361). The maturities of such borrowings would not exceed one year. In no case will the outstanding balance of all short-term borrowings exceed $1 billion.

B.  LONG-TERM FINANCING

         Columbia requests Commission authorization through December 31, 2001, to issue long-term debt securities in an amount, when combined with the proceeds of issuances of
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common stock and preferred stock during the period (as discussed below), not to exceed $5 billion. Examples of such long-term debt securities would include, but not be limited to, debentures, convertible debt, subordinated debt, medium-term notes, bank borrowings, and securities with call or put options.
Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as Columbia may determine at the time of issuance. Debentures and medium-term notes would be issued under the Indenture.

C.  HEDGING

         In addition, Columbia requests authorization to enter into hedging transactions to be initiated prior to December 31, 2001, to convert all or a portion of existing floating rate debt from time to time to fixed rate debt or to convert all or a portion of existing fixed rate debt from time to time to floating rate debt using interest rate swaps or other derivative products designed for such purposes.

         1.  Interest Rate Swaps for Existing Debt

         Columbia is seeking authority to enter into one or more interest rate swaps ("Swaps"), and one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate collars (collectively, "Derivative Transactions"), with one or more counterparties from time to time through December 31, 2001, in notional amounts aggregating not in excess of the amount of debt outstanding at any one time. The authorization being sought is similar to prior authorization granted to Consolidated Natural Gas Company.
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         Columbia proposes to use two different swap strategies.  Under one swap strategy, Columbia would agree to make payments of interest to a counterparty, payable periodically. The interest would be payable at a variable or floating rate index and would be calculated on a notional (i.e., principal) amount. In return, the counterparty would agree to make payments to Columbia based upon the same notional amount and at an agreed upon fixed interest rate. This would be a "floating-to-fixed swap" on Columbia's part. Under another swap strategy, Columbia and the counterparty may exchange roles. Columbia would pay a fixed interest rate and receive a variable interest rate on a notional amount. This would be a "fixed-to-floating swap" on Columbia's part. Columbia will enter into Swaps and/or Derivative Transactions only with creditworthy counterparties. All transactions entered into under the Hedge Program will be bona fide hedges of interest rate risk and will meet the criteria established by the Financial Accounting Standards Board in "Statement of Financial Accounting Standards ("SFAS") No. 80-Accounting for Futures Contracts." SFAS 80 establishes the criteria which must be satisfied in order to qualify for hedge accounting treatment,(1) and the financial disclosure requirements associated with hedging transactions.

         Columbia proposes to use two different swap strategies. Under one swap strategy, Columbia would agree to make payments of interest to a counterparty, payable periodically. The interest would be payable at a variable or floating rate index and would be calculated on a notional (i.e., principal) amount. In return, the counterparty would agree to make payments to Columbia based upon the same notional amount and at an agreed upon fixed interest rate. This would be a "floating-to-fixed swap" on Columbia's part. Under another swap strategy, Columbia and the counterparty may exchange roles. Columbia would pay a fixed interest rate and receive a variable interest rate on a notional amount. This would be a "fixed-to-floating swap" on Columbia's part. Columbia will enter into Swaps and/or Derivative Transactions only with creditworthy counterparties.

         Columbia also seeks authorization to enter into an interest rate hedging program (the "Hedge Program") within a limited time prior to the issuance of long-term debt securities. The Hedge Program would only be undertaken pursuant to the express approval of the Columbia Board of Directors and would only be authorized to occur within 90 days of the issuance of long-term debt securities.

        The Hedge Program would be utilized to fix and/or limit the interest rate risk exposure on the U.S. Treasury security component of any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv) some combination of a Forward Sale, Put Options Purchase and/or Zero Cost Collar. The program may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades") or a combination of On-Exchange Trades and off-Exchange Trades. Columbia will determine the optimal structure of the Hedge Program at the time of execution. Columbia may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under the Hedge Program will be closed on or prior to the date of the New Issuance and Columbia will not, at any time, take possession of the underlying U.S. Treasury securities. Further, no hedge position will be outstanding for more than 90 days.

         All transactions entered into under the Hedge Program will be bona fide hedges of interest rate risk and will meet the criteria established by the Financial Accounting Standards Board in "Statement of Financial Accounting Standards ("SFAS") No. 80-Accounting for Futures Contracts." SFAS 80 establishes the criteria which must be satisfied in order to qualify for hedge accounting treatment(1), and the financial disclosure requirements associated with hedging transactions.

        The Hedge Program is designed to reduce risk to Columbia. To prohibit the possibility of "speculative" transactions, each transaction (or set of transactions) under the Hedge Program must be approved by the Columbia Hedge Committee, consisting of senior executive officers, and authorized by resolution of Columbia's Board of Directors prior to its execution.

         Additionally, Columbia notes that the Commission approved an anticipatory hedge program for commodity price risk management with respect to SEI Holding, Inc. (HCAR No. 26581). Columbia seeks Commission approval of the entire Hedge program to ensure the maximal flexibility in structuring effective interest rate hedging strategies consistent with the authorization previously granted to Columbia by the Commission pursuant to the Order dated October 1, 1995 (HCAR No. 26385).

2.  Hedging Interest Rate Risk for Anticipated Debt Issuance


          ____________________

               (1) SFAS 80 requires that (i) the item to be hedged exposes the enterprise to price or interest rate risk, (ii) the hedging instrument reduces that exposure and is designated as a hedge, (iii) the significant characteristics and expected terms of the anticipated financial transaction are identified, and (iv) it is probable the expected transaction will occur. As such, hedging transactions should not result in an increased risk to Columbia.
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D.  EQUITY FINANCING

         Columbia requests Commission authorization through December 31, 2001, to issue equity securities in an amount, when combined with long-term debt securities issued pursuant to this Application, not to exceed $5 billion. Such issuance would include common stock issued pursuant to the Long-Term Incentive Plan (HCAR No. 26515) where options to purchase up to 3,000,000 shares of common stock may be issued over a ten-year period through February 21, 2006, monthly or quarterly income preferred securities, rights, options and/or warrants convertible into common or preferred stock and common and/or preferred stock issued upon the exercise of convertible debt, rights, options, warrants and/or similar securities.

         From time to time in the future, other employee benefit plans may be adopted by Columbia or a dividend reinvestment plan or stock purchase plan may be adopted, providing for the issuances of common stock. For instance, a dividend reinvestment plan and direct stock purchase plan allowing sales to persons not already shareholders may be implemented. Columbia now proposes to issue and/or sell shares of common stock pursuant to the existing plan and similar plans or plan funding arrangements hereinafter adopted and to engage in other sales of its treasury shares, if any, for reasonable business purposes without any additional prior Commission order through December 31, 2001, except that the options to purchase shares under the Long-Term Incentive Plan may be issued from time to time until February 21, 2006. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application. Such authorization would supersede the Long-Term Incentive Plan authorization cited above.
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E.  OTHER SECURITIES

         In addition to the specific securities for which authorization is sought herein, Columbia also proposes to issue other types of securities that it deems appropriate during the period ending December 31, 2001. Columbia requests that the Commission reserve jurisdiction over the issuance of additional types of securities. Columbia also undertakes to file a post-effective amendment which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by Columbia. Columbia further requests that each supplemental order be issued by the Commission without further time-consuming public notice.

II.       INTRASYSTEM FINANCING

         Under Rule 52, sales of certain listed securities are exempt when issued by a utility if certain conditions are met and the issue is approved by the state utility commission for the state in which the utility subsidiary operates and are exempt when issued by a nonutility if certain conditions are met. The Maryland Public Service Commission does not exercise jurisdiction over the issuance by Columbia Maryland of long- or short-term securities. The Kentucky, Ohio and Pennsylvania utility commissions do not exercise jurisdiction over the issuance of short-term debt. Commission authorization is, therefore, requested for the issuance, from time to time, prior to December 31, 2001, of short- term securities by Columbia Maryland, Columbia Kentucky, Columbia Ohio and Columbia Pennsylvania and for the issuance, from time to time, prior to December 31, 2001, of long-term securities by Columbia Maryland and the purchase, thereof, in each instance, by Columbia.
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A.  LONG-TERM FINANCING

         1.  Utility Subsidiaries

         Columbia and Columbia Maryland are seeking Commission authorization for the sale of long-term debt securities ("Notes") by Columbia Maryland to Columbia or the sale of common stock by Columbia Maryland to Columbia in a cumulative amount not to exceed $30 million for the period through December 31, 2001.

         Columbia Maryland plans to finance part of its 1997-2001 capital expenditure programs with funds generated from the sale of Notes and common stock to Columbia for cash. The portion of the financing to be effected through the sale of stock cannot be ascertained at this time. Columbia would continue to finance Columbia Maryland to maintain a capital structure in a manner consistent with that of a company with an investment grade credit rating.

         The Notes will be dated the date of their issue, and will have other provisions as provided for in HCAR No. 26462, dated January 25, 1996, hereby incorporated by reference. The interest rate on the Notes will be the rate (including issuance costs) for the most recent long- term debt securities issued by Columbia during the previous calendar quarter. If no long-term debt securities were issued during the previous calendar quarter, the interest rate will be either the estimated new long-term rate that would be in effect if Columbia were to issue securities, as projected by a major investment bank, or the prevailing market rate for a newly-issued "A" rated utility bond as in the procedure previously approved by this Commission in Columbia's current authorization dated December 22, 1994 (HCAR No. 26201). The current rate on a newly issued "A" rated 25-30 year utility bonds is 8%. A default rate equal to 2% per annum in excess of the stated rate on unpaid principal or interest amounts would be assessed if any interest or principal payment becomes past due. The principal amount of the Notes will be repaid over a term not exceeding thirty years.

         The Notes will be issued under a loan agreement pursuant to the Order
of the Commission dated   January 25, 1996 (HCAR No. 26462).  The loan
agreement will provide for Columbia Maryland to issue either secured or unsecured debt securities to Columbia from time to time in exchange for cash.

2.  Internal Non-Exempt Long-Term Financing by Nonutility Subsidiaries

         The Nonutility Subsidiaries propose to issue and Columbia proposes to acquire other types of securities which do not qualify for exemption under Rule 52 but which are considered appropriate during the period of authorization granted pursuant to this Application. Columbia and the Nonutility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities. The parties will undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Nonutility Subsidiary. Columbia and the Nonutility subsidiaries further request that each supplemental order be issued by the Commission without further time consuming public notice. Such authorization is consistent with authorizations previously granted by the Commission to Consolidated Natural Gas, HCAR No. 26500.

B.  CONTINUATION OF MONEY POOL/INTERNAL SHORT-TERM FINANCING

         The Subsidiaries require short-term funds to meet normal working capital requirements. For example, Utility Subsidiaries participate in storage services under which they pay for and store gas during the summer months and recover the cost of such gas when it is delivered to customers in the winter.

         It is proposed that the Subsidiaries borrow short-term funds from the
Money Pool.   The maximum amount of Money Pool borrowing outstanding for each
Subsidiary will be determined by Columbia and the Subsidiaries in accordance with business needs. Actual short-term financing would be issued based on working capital requirements and any interim financing needed to bridge between issuances of long-term capital. The maximum short-term debt to be issued by Columbia Pennsylvania, Columbia Ohio, Columbia Maryland and Columbia Kentucky will not exceed 40% of their total capitalization.

         There is considerable seasonal and daily fluctuation in each Subsidiary's cash flow due to normal receipt and disbursement patterns. The patterns vary from company to company so that the companies which have excess cash and the companies which need cash vary from day to day. Accordingly, it is proposed that the Money Pool, the existence of which was last approved by the Commission in HCAR No. 26201 dated December 22, 1994, be continued for all parties to this Joint Application-Declaration through December 31, 2001. All short-term borrowing will be through the Money Pool with Service acting as agent. Columbia may invest in the Money Pool, but will not borrow from the Money Pool. Should there be insufficient funds in the Money Pool to meet subsidiaries' aggregate short-term needs for funds, Columbia will borrow or issue short- term securities and invest the proceeds in the Money Pool to fund the shortage.

         When Columbia and/or the subsidiaries generate cash in excess of their immediate cash requirements, such temporary excess cash may be invested in the Money Pool. Columbia and investing subsidiaries would be investors ("Investors") pursuant to a Money

Pool evidence of deposit. Loans to Subsidiaries ("Borrowers") through the Money Pool will be made pursuant to a short-term grid note. Such short-term grid notes will be due upon demand by the Investor(s), but in any event will be repaid prior to May 1 of the following calender year after borrowing. Each Borrower's loans will be allocated to the Investors based on the proportion of each Investor's investment in the Money Pool to the aggregate of such investments.

         The Money Pool is designed to meet the following objectives: (i) reduction of Columbia's need to borrow from outside sources to meet the Subsidiaries' fluctuating cash needs; (ii) settlement of intrasystem obligations on a non-cash basis; and (iii) reduction of the Subsidiaries' net corporate interest expense by investment of the maximum funds available and the borrowing of a lower amount of funds in a more timely fashion than the Subsidiaries could otherwise achieve.

         The cost of money on all short-term advances and the investment rate for moneys invested in the Money Pool will be the lower of the interest rate per annum equal to the Money Pool's weighted average short-term investment rate or Columbia's short term borrowing rate. Should there be no Money Pool investments or Columbia borrowings, the cost of money will be the prior month's average Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal or interest amounts will be assessed if any interest or principal payment becomes past due.

         Columbia requests authorization to continue the Money Pool through December 31, 2001. For Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business, Columbia requests that the Commission reserve jurisdiction.

C.  GUARANTEES

         Columbia and the Nonutility Subsidiaries and any nonutility subsidiary established prior to December 31, 2001, request authorization to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective Subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Columbia and by all Subsidiaries at any time will be $500 million. The $500 million of guarantees is in addition to any financing requested in this Application. Such authorization of Columbia to provide credit support would supersede and replace the requested authorization of Columbia to guarantee up to $100 million of obligations as set forth in the application noticed on August 2, 1996, HCAR No. 26550. Columbia would charge a cost-based fee for its credit support under the guarantee arrangement.

D.  REDUCTION OF AUTHORIZED SHARES

         To the extent that authorization is required, certain of the Subsidiaries (listed below) request authorization to reduce their authorized and outstanding shares of common stock to 3,000 shares or less via a reverse stock split. Each of the listed Subsidiaries is a Delaware corporation. The reverse stock split will be accomplished through an amendment to their respective certificates of incorporations. The State of Delaware assesses franchise taxes based on the number of authorized shares. By reducing the authorized shares to 3,000 or less via a reverse stock split, the Subsidiaries will each pay the minimum filing amount of $30 per year. Based on reducing their respective authorized shares to 3,000 or less, the Subsidiaries will save an estimated aggregate amount of $125,000 in franchise taxes each year. As a result of this transaction, additional capital surplus will be created. It is requested that each of the subsidiaries receive authorization to pay dividends from the surplus created by the reverse stock split transaction; however, no extraordinary dividends are anticipated at this time.

         Listed below are the Subsidiaries requesting a reduction in authorized and outstanding common shares:

                                                                                                    INCREASE IN
                                             CURRENT SHARES                PROJECTED SHARES       PAID IN CAPITAL
                                       -------------------------       ------------------------   ---------------
           SUBSIDIARY                  AUTHORIZED    OUTSTANDING       AUTHORIZED   OUTSTANDING       ($000)
 ------------------------------        ----------    -----------       ----------   -----------
 Columbia Atlantic                       800,000          82,000          3,000             308             81
 Columbia Gulf                         9,000,000       5,977,951          3,000           1,993         59,760

 Columbia Transmission                15,000,000       9,671,354          3,000           1,934        241,735

 Columbia Maryland                       420,000         283,686          3,000           2,026          7,041
 Service                                 130,000         130,000          3,000           2,250         12,775

 Columbia Propane                        340,000         156,000          3,000           1,376          3,866

 TriStar Capital                          40,000          40,000          3,000           2,250            944
 TriStar Ventures                      1,000,000         611,704          3,000           1,835         15,247


E.  REINCORPORATION OF COLUMBIA NATURAL

         For the reasons described below, Columbia Natural has decided to reincorporate in Delaware. Under a Plan of Reorganization and Merger, all of the assets and trade liabilities of Columbia Natural will be transferred to Columbia Natural (DE) in exchange for common stock of Columbia Natural (DE) which would simultaneously be transferred to Columbia in exchange for all outstanding shares of Columbia Natural, leaving Columbia Natural (DE) the surviving company. The merger will qualify as a tax-free reorganization under Sections 368(a)(1)(A) and (F) of the Internal Revenue Code of 1986, as amended. Columbia Natural (DE) will succeed to all of the rights and assets of Columbia Natural and will assume all of its liabilities and obligations. The officers and directors of Columbia Natural will become the officers and directors of Columbia Natural (DE).

         Columbia Natural's decision to reincorporate in Delaware is based on the following factors:

         1) A majority of Columbia's subsidiaries are already incorporated in
Delaware.  See HCAR No. 26536 (reincorporation of Energy Services).   Further,
Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has adopted comprehensive, modern, and flexible corporation laws that are periodically updated and revised to meet changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues, and a substantial body of case law has developed construing the Delaware law and establishing public policy with respect to Delaware corporations. As a result, many major corporations have chosen Delaware for their initial domicile or have subsequently reincorporated in Delaware, in a manner similar to that proposed by Columbia Natural.

         2) Texas, the current state of incorporation of Columbia Natural, restricts dividends on common stock to capital surplus, i.e., retained earnings and additional paid in capital. Whereas, Delaware law provides additional capacity for the return of and on capital where dividends can be paid out of current earnings as well as capital surplus.

III.     EXTERNAL FINANCING BY NONUTILITIES

A.       EXTERNAL NON-EXEMPT FINANCING BY NONUTILITY SUBSIDIARIES

         The Nonutility Subsidiaries are expected to be active in the development and expansion of energy-related, nonutility businesses in the System. They will be competing with large, well-capitalized companies in different sectors of the energy industry. In order to accomplish investments in such competitive arenas, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. For example, the Nonutility Subsidiaries may issue and sell monthly and quarterly income preferred securities pursuant to Rule 52.

         The Nonutility Subsidiaries may engage in types of security financing with nonaffiliates which do not qualify for the application of Rule 52. The Nonutility Subsidiaries, therefore, request that the Commission reserve jurisdiction over the issuance of such additional types of securities. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Nonutility Subsidiary. The Nonutility Subsidiaries further request that each supplemental order be issued by the Commission without further time-consuming public notice.

B.       FINANCING ENTITIES

         Columbia and the Nonutility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of monthly and quarterly income preferred securities. Request is also made for these financing entities to issue such securities to third parties in the event such transactions may not be covered by exemptive Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by Columbia to a financing entity in return for the proceeds of the financing, and (ii) the acquisition by Columbia of voting interests or equity securities issued by the financing entity to establish Columbia's ownership of the financing entity. Columbia and the Nonutility Subsidiaries also request authorization to enter into expense agreements with their respective financing entities, pursuant to which they would agree to pay all expenses of such entity.

IV FINANCING OF EWGS AND FUCOS

         Columbia currently owns no equity interests in either EWGs or FUCOs. However, as outlined in HCAR No. 35-26209, Columbia's wholly-owned subsidiary TriStar Ventures Corporation ("TVC") may expend internally generated funds on the development of such projects. In addition, TVC continuously seeks out and reviews investment opportunities which could lead to the acquisition of an interest in or the construction of EWGs or FUCOs. Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs and FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, Columbia hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs in compliance with Holding Company Act Rule 53(a)(1) such that Columbia's aggregate investment at any one time during the period covered by this Application will not exceed 50% of its "consolidated retained earnings", as defined in Holding Company Act Rule 53(a)(1)(ii). Columbia may seek additional Commission authorization if one or more prospective transactions warrant additional financing.

         Columbia undertakes to maintain, or cause to be maintained to the extent reasonable under the circumstances, the books and records of any EWG, foreign EWG or FUCO in which it holds an interest in accordance with the requirements of Rule 53(a)(2). It is also anticipated that a minimal number of employees of Columbia's domestic public utility subsidiaries will render services, directly or indirectly, to EWGs and FUCOs in the Columbia Gas System, provided that the number of such employees shall not in any event exceed two percent (2%) of the total number of employees of such public utility companies.

         A copy of this application will be submitted to the Public Utility Commissions of the states of: (i) Kentucky, (ii) Maryland, (iii) Ohio, (iv) Pennsylvania, and (v) Virginia, which are the only regulators having jurisdiction over the retail rates of the public utility companies in the Columbia Gas System. In addition, Columbia will submit to each such Commission a copy of any Rule 24 certificate required hereunder as well as a copy of Columbia's Form U5S, including exhibits thereto. None of the conditions described in Rule 53(b) under the Act exists with respect to Columbia which would thereby make satisfying Rule 53(b) and Rule 53(c) inapplicable. Thus, in accordance with Rule 54, the requirements of Rule 53(a), (b), and (c) are fulfilled.

FILING OF CERTIFICATES OF NOTIFICATION

         Transactions contemplated herein which occur pursuant to the authorization which may be granted by the Commission in this proceeding will be reported through quarterly Rule 24 certificates of notification which, in order to avoid duplication of reported information, may include cross-references to Columbia's filings with the Commission under the Securities Act and Securities Exchange Act. Rule 24 certificates of notification will be filed within 45 days after each of the first three calendar quarters and 90 days after the fourth quarter.

         With respect to Columbia's Hedge Program, within forty-five days following the close of each fiscal quarter, Columbia will submit a report to the Commission disclosing:

the trade date; the type of hedge transaction traded; the notional principal amount; a description of the transaction and the material terms of the underlying instrument.

SUMMARY OF AUTHORIZATIONS SOUGHT

         Columbia requests Commission authorization with this application for the following financing transactions without any additional Commission approvals required except as indicated.

         I.  External financing by The Columbia Gas System, Inc.

              A) To have outstanding at any one time up through December 31,
                 2001, up to $1 billion of short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper, the sale of bid notes and other forms of short-term financing generally available to borrowers with investment grade credit ratings.

                 Authorization for the Credit Facility (Order dated August 25, 1995, HCAR No. 26361) to be withdrawn and superseded by the order of the Commission
                 sought herein.   Columbia further requests authorization to
                 amend the Credit Facility without further Commission authorization provided that the maturity date does not go beyond December 31, 2001, and the principal amount and borrowing margins do not increase.

             B) Authorization through December 31, 2001, to issue long-term debt securities in an amount, when combined with the proceeds from the issuance of equity securities during the period, not to exceed $5 billion.

                 C) Authorization to enter into hedging transactions to be initiated prior to December 31, 2001, to convert all or a portion of floating rate debt existing or to be issued from time to time to fixed rate debt or to convert all or a portion of existing fixed rate debt existing or to be issued from time to time to floating rate debt using interest rate swaps or other derivative products designed for such purposes.

             D) Authorization through December 31, 2001, to issue equity securities in an amount, when combined with long-term debt securities issued pursuant to this Application, not to exceed $5 billion.

             E) Authorization is also being sought to issue other types of securities that Columbia deems appropriate during the period ending December 31, 2001, for which the Commission would reserve jurisdiction over its issuance.

         II. Intrasystem financing

             A) Columbia and Columbia Maryland are requesting Commission authorization for the sale of long-term debt securities by Columbia Maryland to Columbia or the sale of common stock by Columbia Maryland to Columbia in an amount not to exceed $30 million on or before December 31, 2001.

                 Authority is requested for the Nonutility Subsidiaries to issue, and Columbia would acquire, other types of securities which do not qualify for exemption under Rule 52 but which are considered appropriate during the period of authorization granted pursuant to this Application. Columbia and the Nonutility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and that each supplemental order be issued by the Commission without further time consuming public notice.

             B) Authorization is requested for the continuance of the Money Pool through December 31, 2001, where the maximum amount of Money Pool borrowing outstanding for each Subsidiary will be determined by Columbia and the Subsidiaries in accordance with business needs. Actual short-term financing would be issued based on working capital requirements and any interim financing needed to bridge between issuances of long-term
                 capital.   The maximum short-term debt to be issued by
                 Columbia Pennsylvania, Columbia Ohio, Columbia Maryland and Columbia Kentucky would not exceed 40% of their total capitalization.

             C) Columbia and its existing Non-utility Subsidiaries and any non-utility subsidiary established prior to December 31, 2001, request authorization to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective Subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Columbia and by all Subsidiaries at any time will be $500 million. The $500 million of guarantees is in addition to any financing requested in this Application.

             D) Columbia and certain of the Subsidiaries request authorization to effect a reverse stock split in order to reduce their authorized and outstanding shares to 3,000 shares or less and to pay dividends from any additional capital surplus, which arose from the reverse stock split.

             E) Authorization is also sought to reincorporate Columbia Natural in Delaware.

         III.  External financing by Nonutilities

             A) The Nonutility subsidiaries request that the Commission reserve jurisdiction over the issuance of securities to nonaffiliates which do not qualify for the application of Rule
                 52. The Nonutility Subsidiaries further request that each supplemental order be issued by the Commission without further time-consuming public notice.

             B) Columbia and the Nonutility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of monthly and quarterly income preferred securities. Request for authorization is also made for these financing entities to issue such securities to third parties in the event such transaction may not be covered by exemptive Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by Columbia to a financing entity in return for the proceeds of the financing, and (ii) the acquisition by Columbia of voting interests or equity securities issued by the financing entity to establish Columbia's ownership of the financing. Columbia and the Nonutility Subsidiaries also request authorization to enter into expense agreements with their respective financing entities, pursuant to which they would agree to pay all expenses of such entity.

IV. Financing of EWGs and FUCOs. Columbia seeks Commission authorization for financing acquisitions of EWGs and FUCOs in compliance with the standards set forth in Rule 53.

             (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

             Not applicable.

             (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

             Not applicable.

             (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

             Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

             (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.


U.S. Securities and Exchange Commission Filing Fee  . . . . . . . . .    $2,000
Services of Columbia Gas System Service Corporation
    in connection with the preparation of the
    Application-Declaration . . . . . . . . . . . . . . . . . . . . .    20,000
                                                                       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $22,000*
                                                                        =======

*The above fees do not include the expenses for the issuance of up to $2 billion of long-term debt and equity securities. As noted previously, Columbia proposes that such fees be capped at 5% of the issuance amount.

             (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                 Service will perform certain services at cost as set forth in
Item 2(a) above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

             (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

External Financing:

         The issuance of debt and equity securities by Columbia is subject to Sections 6 and 7 of the Act.

Intrasystem Financing:

         Subject to the applicability of Rule 52 as discussed below, Sections 6, 7 and 12(b) and Rule 43 are applicable to the issuance and sale of common stock, Notes and short-term advances by the Subsidiaries and Sections 9, 10 and 12(b) and Rule 45 are applicable to the acquisition by Columbia of such securities.

         The State of Maryland does not regulate the issue of securities by Columbia of Maryland. Therefore, the Commission is requested to issue its order authorizing the issue by Columbia of Maryland and the acquisition by Columbia of short-term borrowings, common stock and Installment Notes.

         As set forth in Part (a) of Item 4 of this Application-Declaration, certain state regulatory commissions having jurisdiction will have authorized the sale of securities described herein. The acquisition by Columbia and the issuance by Columbia Ohio, Columbia Pennsylvania, Columbia Kentucky and Commonwealth Services of common stock and Notes will be exempt from Sections 6, 7, 9 and 10 under the terms of Rule 52.

         Rule 52 does not apply to short-term borrowings since such borrowings are exempt from state commission approval by provision of state law if certain criteria are met. These criteria will be met except in the state of Virginia where the short-term borrowings will exceed 5% of Commonwealth Services' total capitalization. The Commission is requested to issue an order authorizing the issue of short-term advances and Notes by Columbia Kentucky, Columbia Ohio and Columbia Pennsylvania.

         The Money Pool transactions are subject to Sections 6, 7, 9, 10 and 12(b) and (f) of the Act and Rule 45 thereunder. The requirements of such sections of the Act and Rule will be complied with if the Commission permits this Application-Declaration to become effective.

Hedging:

         To the extent that the Hedge Program involves the jurisdictional acquisition of a "security" or an "extension of credit", Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 23, 24 and 45 promulgated thereunder are applicable to the proposed transactions.

Guarantees:

         The issuance by Columbia of a guarantee is subject to Section 12(b) of the Act and Rule 45 thereunder. To the extent that the transactions which are the subject matter of this Application-Declaration are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Reduction of Authorized Shares:

             To the extent that Section 6 or any other section of the Act or the rules promulgated thereunder may be applicable to the reverse stock split proposed transactions, Columbia hereby requests appropriate orders thereunder as Section 12 (c) of the Act and Rule 46 promulgated thereunder apply to the payment of dividends. Columbia requests the appropriate orders with respect to the payment of future dividends from capital surplus following the reverse stock split and reduction of authorized shares.

Financing of EWGs and FUCOs:

         The authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs is subject to Sections 32 and 33 of the Act and Rules 53 and 54 promulgated thereunder.

             (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

             Not Applicable.

ITEM 4.  REGULATORY APPROVAL

             (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

             The State Corporation Commission of Virginia has jurisdiction over the acquisition by Columbia and the sale by Commonwealth Services of short-term and long-term debt securities. Regulatory commissions in the states of Kentucky, Ohio and Pennsylvania exercise jurisdiction over the issuance and sale of common stock and Notes by Columbia Kentucky, Columbia Ohio and Columbia Pennsylvania, but do not exercise jurisdiction over the acquisition of those securities by Columbia.

             (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (1) of this item in connection with the proposed transaction.

             An application will be made by the aforementioned subsidiary companies to their respective state regulatory commissions as set forth in answer to Item 3(a) above.

ITEM 5.  PROCEDURE

             (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

             It is requested that the Commission issue its Notice by October 15 and its order on or before November 11.

             (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

             (a) Exhibits
             A-1 Form of Note for all Subsidiaries.
             A-2 Form of Subsidiary common stock certificate
                 (Exhibit A-2 to Joint Application-Declaration File No.
                 70-7276 is hereby incorporated by reference).
             A-3 Form of Money Pool Evidence of Deposit.
             A-4 Form of Subsidiary Money Pool Short-Term Grid Note.
             A-5 Form of Proposed Bid Note.
             D-1 Plan of Reorganization and Merger for Columbia Natural
                 (to be filed by Amendment).
             F   Opinion of Counsel for Columbia and Subsidiaries
                 (to be filed by Amendment).
             G   Proposed Notice.
             H   List of Acronyms used in exhibits and financial statements.

         (b) Financial Statements

             The Columbia Gas System, Inc. and Subsidiaries:

             (1) Condensed Statements of Capitalization as of July 31, 1996 Actual and Pro Forma.

             There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

             (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2) (C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

             As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the means of financing activities. The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

             (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

             No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post- Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

         THE COLUMBIA GAS SYSTEM, INC.

DATE:  October 3, 1996       BY: //s//M. W. O'Donnell
                                ----------------------------------------------
                                M. W. O'Donnell, Senior Vice President
                                & Chief Financial Officer

                   COLUMBIA GAS OF OHIO, INC.
                   COLUMBIA GAS OF KENTUCKY, INC.


DATE:  October 3, 1996       by:  //s//R. C. Skaggs Jr.
                                ----------------------------------------------
                                R. C. Skaggs Jr., President & Chief
                                Executive Officer

                   COLUMBIA GAS OF MARYLAND, INC.
                   COLUMBIA GAS OF PENNSYLVANIA, INC.


DATE:  October 3, 1996       by:  //s//G. J. Robinson
                                ----------------------------------------------
                                G. J. Robinson, President &
                                Chief Executive Officer

                   COMMONWEALTH GAS SERVICES, INC.


DATE:  October 3, 1996       by:  //s//T. E. Harris
                                -----------------------------------------------
                                T. E. Harris, President & Chief Executive
                                Officer

                   COLUMBIA GULF TRANSMISSION COMPANY
                   COLUMBIA GAS TRANSMISSION CORPORATION


DATE:  October 3, 1996       by:  //s//M. P. O'Flynn
                                ----------------------------------------------
                                M. P. O'Flynn, Senior Vice President &
                                Chief Financial Officer

                   COLUMBIA PROPANE CORPORATION
                   COMMONWEALTH PROPANE, INC.


DATE:  October 3, 1996       by:  //s//A. M. Brent
                                -----------------------------------------------
                                A. M. Brent, President


                   COLUMBIA GAS SYSTEM SERVICE CORPORATION


DATE:  October 3, 1996       by:  //s//J. W. Trost
                                ----------------------------------------------
                                J. W. Trost, Vice President


                   COLUMBIA NATURAL RESOURCES, INC.


DATE:  October 3, 1996       by:  //s//W. H. Harmon
                                ----------------------------------------------
                                W. H. Harmon, President



                   TRISTAR CAPITAL CORPORATION


DATE:  October 3, 1996       by:  //s//J. W. Grossman
                                ----------------------------------------------
                                J. W. Grossman, Treasurer

                   COLUMBIA LNG CORPORATION
                   COLUMBIA ATLANTIC TRADING CORPORATION


DATE:  October 3, 1996       by:  //s//L. M. Bridges
                                ----------------------------------------------
                                L. M. Bridges, President

                   COLUMBIA ENERGY SERVICES CORPORATION
                   COLUMBIA ENERGY MARKETING CORPORATION
                   COLUMBIA NETWORK SERVICES CORPORATION
                   COLUMBIA SERVICE PARTNERS, INC.


DATE:  October 3, 1996       by:  //s//A. Trubisz, Jr.
                                -----------------------------------------------
                                A. Trubisz, Jr., President


                   TRISTAR VENTURES CORPORATION
                   TRISTAR PEDRICK LIMITED CORPORATION
                   TRISTAR PEDRICK GENERAL CORPORATION
                   TRISTAR BINGHAMTON LIMITED CORPORATION
                   TRISTAR BINGHAMTON GENERAL CORPORATION
                   TRISTAR VINELAND LIMITED CORPORATION
                   TRISTAR VINELAND GENERAL CORPORATION
                   TRISTAR RUMFORD LIMITED CORPORATION
                   TRISTAR FUEL CELLS CORPORATION
                   TRISTAR GEORGETOWN GENERAL CORPORATION
                   TRISTAR GEORGETOWN LIMITED CORPORATION
                   TVC NINE CORPORATION
                   TVC TEN CORPORATION
                   TRISTAR SYSTEM, INC.


DATE:  October 3, 1996          BY:  //s// D. DETAR
                                   -------------------------------------------
                                   D. DETAR, TREASURER